Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10709

Kindara, Inc.

As a result of lower-than-expected funding, resulting in lower-than-expected cash on hand, our Board and management decided to make several changes to our business strategy and operations. To date, we have raised only $832,000 since our Regulation A funding round commenced in September 2017, and of that amount we have closed on $690,000. We have currently reduced our headcount and we are pursuing other opportunities, including a merger or an acquisition.

Accordingly, our Offering Circular dated September 29, 2017, should be read in conjunction with the foregoing discussion. Areas of the Offering Circular affected by this update include:

Risk factors

●	Due to lower than expected funds available, Kindara has reduced its headcount to two full-time paid employees. In addition, our CEO is working without a salary and our COO is working on a reduced salary. The limited number of employees will make it more difficult to launch and create new products and will lead to delays in the production process of current products. Further, it may make it more difficult to retain the employees currently on staff, therefore incurring further delays and could hamper our business prospects.
●	Kindara has modified its strategy and is considering being a party to an acquisition or merger. If the company succeeds in achieving one of those aims, the terms may not be favorable to investors.

Use of proceeds to issuer

●	In addition to taking the steps outlined on page 12, we will also contemplate a merger or acquisition, including a strategic acquisition.

The company's business

●	Future Product Development. Wink 2.0 is currently expected to launch in the third quarter of 2018 at a retail price of $69.
●	Employees: As of late January, in addition to our CEO and COO, the company has scaled down and currently has 2 full-time paid employees. Until the company has raised additional funds or becomes a party to an M&A transaction, our CEO, Ira Hernowitz, will accrue but not receive a salary, and, our COO, Tia Newcomer, will receive a reduced salary, with the remainder accruing.

MD&A: Operating Results

•	Beginning in February 2018, we currently have two full-time paid employees, representing approximately $31,000 in monthly employee-related expenses (in addition to other ongoing expenses relating to product development, shipping and other standard business expenses, which have not changed).
•	Kindara has adjusted its business model to include pursuing being a party to a strategic acquisition.